ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM
Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

October 25, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Babson Capital Global Short Duration High Yield Fund (File Nos. 333-174430, 811-22562)

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of Babson Capital Global Short Duration High Yield Fund (the “Fund”), Pre-Effective Amendment No. 6 to the Fund’s registration statement on Form N-2 (File Nos. 333-174430, 811-22562) pursuant to the Securities Act of 1933, as amended (Amendment No. 6 pursuant to the Investment Company Act of 1940, as amended) (the “PEA”).

Please direct any questions regarding this filing to me at (415) 315-6366, or, in my absence to Brian McCabe at (617) 951-7801. Thank you for your attention in this matter.

Sincerely,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Christopher DeFrancis

Janice Bishop

Brian D. McCabe